UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

Index to Financial Statements

VTEX

Condensed consolidated interim financial statements

Condensed consolidated interim balance sheets

Condensed consolidated interim statements of profit or loss

Condensed consolidated interim statements of changes in shareholder’s equity

Condensed consolidated interim statements of cash flows

Notes to the condensed consolidated interim financial statements

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	18,673	28,035
Short-term investments	196,135	181,374
Trade receivables	52,519	44,122
Recoverable taxes	10,327	6,499
Deferred commissions	1,671	1,005
Prepaid expenses	5,120	5,143
Derivative financial instruments	-	53
Other current assets	145	22
Total current assets	284,590	266,253

Non-current assets
Long-term investments	9,649	2,000
Trade receivables	11,384	7,415
Deferred tax assets	19,047	19,926
Prepaid expenses	66	155
Recoverable taxes	1,364	4,454
Deferred commissions	4,853	2,924
Other non-current assets	1,053	902
Right-of-use assets	2,783	3,277
Property and equipment, net	2,999	2,697
Intangible assets, net	28,990	30,024
Investments in joint venture	-	1,118
Total non-current assets	82,188	74,892
Total assets	366,778	341,145

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2024	December 31, 2023
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	36,951	39,728
Taxes payable	7,863	8,219
Lease liabilities	1,617	1,863
Deferred revenue	32,521	25,948
Accounts payable from acquisition of subsidiaries	29	-
Other current liabilities	1,989	1,486
Total current liabilities	80,970	77,244

Non-current liabilities
Accounts payable and accrued expenses	2,151	1,632
Taxes payable	160	-
Lease liabilities	1,695	2,233
Accounts payable from acquisition of subsidiaries	943	-
Deferred revenue	22,217	16,584
Deferred tax liabilities	2,478	2,668
Other non-current liabilities	363	452
Total non-current liabilities	30,007	23,569

EQUITY
Issued capital	18	18
Capital reserve	374,681	370,821
Other reserves	(892)	(486)
Accumulated losses	(118,062)	(130,060)
Equity attributable to VTEX’s shareholders	255,745	240,293
Non-controlling interests	56	39
Total shareholders’ equity	255,801	240,332
Total liabilities and equity	366,778	341,145

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of profit or loss

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Subscription revenue	59,462	58,224	217,706	190,302
Services revenue	2,062	2,497	9,003	11,215
Total revenue	61,524	60,721	226,709	201,517

Subscription cost	(12,625)	(12,472)	(47,648)	(45,420)
Services cost	(2,833)	(3,385)	(11,770)	(15,529)
Total cost	(15,458)	(15,857)	(59,418)	(60,949)
Gross profit	46,066	44,864	167,291	140,568

Operating expenses
General and administrative	(8,090)	(9,132)	(34,431)	(33,673)
Sales and marketing	(17,008)	(15,129)	(67,862)	(59,461)
Research and development	(13,290)	(14,344)	(53,620)	(60,116)
Other losses	(552)	(556)	(1,275)	(1,920)
Income (loss) from operations	7,126	5,703	10,103	(14,602)

Financial income	6,339	20,801	33,142	46,374
Financial expense	(5,578)	(20,442)	(33,584)	(43,367)
Financial result, net	761	359	(442)	3,007

Equity results	-	19	2	1,008

Income (loss) before income tax	7,887	6,081	9,663	(10,587)

Income tax
Current	(1,331)	(2,865)	(1,414)	(5,182)
Deferred	(280)	7	3,746	2,075
Total income tax	(1,611)	(2,858)	2,332	(3,107)

Net income (loss) for the period	6,276	3,223	11,995	(13,694)

Attributable to controlling shareholders	6,264	3,226	11,998	(13,687)
Non-controlling interest	12	(3)	(3)	(7)

Earnings (loss) per share
Basic earnings (loss) per share	0.034	0.018	0.065	(0.073)
Diluted earnings (loss) per share	0.033	0.016	0.062	(0.073)

The above condensed consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of changes in shareholders’ equity

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other reserves	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2023	19	390,885	127	(116,373)	274,658	19	274,677
Net loss for the year	-	-	-	(13,687)	(13,687)	(7)	(13,694)
Other comprehensive loss	-	-	(613)	-	(613)	-	(613)
Total comprehensive loss for the year	-	-	(613)	(13,687)	(14,300)	(7)	(14,307)
Transactions with owners of the Company
Exercise of stock options	-	1,031	-	-	1,031	-	1,031
Share repurchase program	-	(35,243)	-	-	(35,243)	-	(35,243)
Share-based compensation	-	14,148	-	-	14,148	-	14,148
Cancellation of shares	(1)		-	-	(1)	-	(1)
Transactions with non-controlling interests	-	-	-	-	-	27	27
Total transactions with owners of the Company	-	(20,064)	-	-	(20,065)	27	(20,038)
At December 31, 2023	19	370,821	(486)	(130,060)	240,293	39	240,332

At January 1, 2024	18	370,821	(486)	(130,060)	240,293	39	240,332
Net income for the year	-	-	-	11,998	11,998	(3)	11,995
Other comprehensive loss	-	-	(406)	-	(406)	-	(406)
Total comprehensive loss for the year	-	-	(406)	11,998	11,592	(3)	11,589
Transactions with owners of the Company
Exercise of stock options	-	3,898	-	-	3,898	-	3,898
Share repurchase program	-	(11,202)	-	-	(11,202)	-	(11,202)
Share-based compensation	-	11,164	-	-	11,164	-	11,164
Transactions with non-controlling interests	-	-	-	-	-	20	20
Total transactions with owners of the Company	-	3,860	-	-	3,860	20	3,880
At December 31, 2024	18	374,681	(892)	(118,062)	255,745	56	255,801

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2024	December 31, 2023
Income (loss) for the year	11,995	(13,693)
Adjustments for:
Depreciation and amortization	4,363	5,018
Deferred income tax	(3,746)	(2,075)
Loss on disposal of rights of use, property, equipment, and intangible assets	120	874
Expected credit losses from trade receivables	1,082	1,472
Share-based compensation	15,552	16,360
Provision for payroll taxes (share-based compensation)	1,419	3,326
Adjustment of hyperinflation	6,908	19,369
Equity results	(2)	(1,008)
Accrued interest	(14,168)	(23,757)
Fair value gains	(2,024)	(10,332)
Others and foreign exchange, net	9,352	8,298
Change in operating assets and liabilities
Trade receivables	(22,679)	(13,137)
Recoverable taxes	(3,486)	(3,597)
Prepaid expenses	(466)	(598)
Other assets	(531)	583
Accounts payable and accrued expenses	(227)	855
Taxes payable	3,577	7,347
Deferred revenue	21,125	6,948
Other liabilities	1,011	1,925
Cash provided by operating activities	29,175	4,177
Income tax refund (paid)	(1,919)	82
Net cash provided by operating activities	27,256	4,259
Cash flows from investing activities
Dividends received from joint venture	-	1,138
Proceeds from disposal of joint venture	1,026	-
Purchase of short and long-term investment	(133,671)	(135,442)
Redemption of short-term investment	120,915	171,200
Interest and dividend received from short-term investments	691	2,106
Payment of business acquired	(2,919)	-
Acquisitions of property and equipment	(2,069)	(472)
Derivative financial instruments	(3,987)	(105)
Net cash provided by (used in) investing activities	(20,014)	38,425
Cash flows from financing activities
Derivative financial instruments	-	-
Changes in restricted cash	-	1,660
Proceeds from the exercise of stock options	3,898	1,031
Net-settlement of share-based payment	(4,675)	(2,488)
Buyback of shares	(11,202)	(35,243)
Payment of loans and financing	(71)	(1,238)
Interest paid	-	(5)
Principal elements of lease payments	(1,615)	(1,574)
Lease interest paid	(369)	(573)
Net cash provided by (used in) financing activities	(14,034)	(38,430)
Net increase (decrease) in cash and cash equivalents	(6,792)	4,254
Cash and cash equivalents, beginning of the year	28,035	24,394
Effect of exchange rate changes	(2,570)	(613)
Cash and cash equivalents, end of the year	18,673	28,035

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	1,530	(251)
Accounts payable related to buyback of shares	-	-

The above condensed consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

8

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Issue of ordinary shares as consideration for a business combination	-	-
Unpaid amount related to business combinations	972	-
Dividends from joint venture used to pay accounts from acquisition of subsidiaries
Transactions with non-controlling interests	20	27

The above condensed consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

1
General information

VTEX (“VTEX” or the “Company”) and its subsidiaries, or collectively referred to as the “Group”, provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The VTEX platform is designed to be composable and complete, enabling our customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. Fueled by native solutions and a plug-and-play ecosystem, the platform integrates commerce, marketplace, fulfillment channels, and OMS solutions into a unified framework. This integration empowers VTEX's customers to leverage omnichannel capabilities and formulate innovative strategies for customer engagement, connecting seamlessly across all sales channels. The platform's flexible and low-maintenance nature aims to optimize customers' IT investments, ensuring agility and fostering profit growth, competitive time-to-market, and sustainable evolution and scalability.

The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

The following entities are part of the Group and are being consolidated in these financial statements:

Company	Place of business/ country of incorporation	Relationship	Principal business activity	% of Ownership as of December 31,
				2024	2023	2022
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Argentina S.A. (“VTEX ARG”)	Argentina	Subsidiary	Technology Services	100	100	100
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100	100
VTEX Day Eventos LTDA (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100	100
WENI Tecnologia da Informacao LTDA. (“WENI”) (i)	Brazil	Subsidiary	Technology Services	100	-	-
Loja Integrada Tecnologia Para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	97.58	98.68	99.58
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Subsidiary	100	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100	100
OFFBounds Media LLC (“Offbounds”) (ii)	USA	Subsidiary	Technology Services	100	-	-
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100	100
VTEX Mexico Soluciones en Ecommerce S.R.L. de C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	100	100	100
EICOM Business School S.A.P.I De C.V. (“Escuela”)	Mexico	Subsidiary	Technology Services	100	100	100

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Company	Place of business/ country of incorporation	Relationship	Principal business activity	% of Ownership as of December 31,
				2024	2023	2022
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”)	Peru	Subsidiary	Technology Services	100	100	100
VTEX Platform España, S.L. ("VTEX ESP")	Spain	Subsidiary	Technology Services	100	100	-
VTEX Ecommerce Platform Limited - Sede Secondaria (“VTEX ITA”)	Italy	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited London - Sucursala Bucuresti (“VTEX ROM”)	Romania	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited – Sucursal em Portugal (“VTEX PORT”)	Portugal	Branch	Technology Services	100	100	100

(i)
In August 2024, VTEX completed the acquisition of Weni Tecnologia da Informacao LTDA., a Brazilian privately held company specializing in communication automation solutions and chatbots (Refer to Note 4). The incorporation of Weni into VTEX’s operations is expected to be finalized in January 2025.
(ii)
In December 2024, VTEX created OFFBounds Media. As of December 31, 2024, the company is still non-operational.

The Group previously owned VT Comercio, a joint venture ("JV") formed in July 2019 with a 50% participation. On August 30, 2023, the Company announced the termination of the JV, and the dissolution terms were finalized in May 2024.

2
Basis of presentation and consolidation

The accounting policies described in detail below have been consistently applied to all periods presented in these consolidated financial statements, unless otherwise stated. The financial statements are applicable for the group consisting of VTEX and its subsidiaries. The accounting policies have been consistently applied by the Group.

a.
Basis for preparation of the unaudited condensed consolidated interim financial statements

The consolidated financial statements of the VTEX Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The consolidated financial statements are presented in U.S. dollars (“US$”) which is the functional currency of VTEX (Group’s parent company) and presentation currency of the Group. All amounts have been rounded to the nearest thousands of US$, except when otherwise indicated.

b.
New standards, interpretations, and amendments adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

c.
Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2023. No retrospective adjustments were made.

3
Business combinations

3.1
Acquisition of Weni

On August 29, 2024, VTEX acquired 100% of the shares of Weni, a Brazilian privately held company specializing in communication automation solutions and chatbots, to enhance its customer engagement and operational automation capabilities. The consolidated financial statements include the results of Weni for the period from the acquisition date.

a.
Consideration transferred

The purchase price includes an initial cash consideration of US$3,016, as well as a long-term fixed installment of US$972. The acquisition agreement features potential additional consideration, which may be payable based on the achievement of specific performance targets and the continued employment of key executives over the next three years. As these additional payments fall outside the scope of the business combination, they are recognized as employee benefit expenses in profit or loss over the applicable service period. The total amount of expenses outside the scope of the business combination recognized in the year ended December 31, 2024 was US644.

The table below represents the purchase price allocation to total identifiable intangible assets acquired and net liabilities assumed based on their respective estimated fair values.

Fair value of net tangible assets and liabilities:
Cash and cash equivalents	97
Trade receivables	1,525
Other current and non-current assets	73
Property and equipment	45
Accounts payable	(1004)
Other current and non-current liabilities	(704)
Fair value of identifiable intangible assets (i)	1,115
Goodwill (ii)	2,906
Total consideration	4,053

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

(i)
The intangible assets acquired comprises of:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Customer relationship	With or without method	878	8.5
Software	Multi-Period Excess Earnings	237	5.9

(i)
The goodwill is attributable to the workforce and synergies of the acquired business. At the acquisition date, goodwill is not deductible for tax purposes. The Group has a plan to merge Weni into VTEX Brazil in 2025, therefore no deferred tax is recognized. According to Brazilian tax legislation, the expenses related to Goodwill and other intangibles acquired in a business combination are deductible for tax purposes only after the merger.

Acquired receivables

The fair value of acquired trade receivables was US$1,525. The gross contractual amount for trade receivables due is US$1,557, with a loss allowance of US$32 recognized on acquisition.

Revenue contribution

The acquired business contributed revenues of US$1,204 and a net profit of US$114 to the Group from August 29, 2024, to December 31, 2024. The revenue of Weni for the current reporting period as though the acquisition date for the business combination that occurred during the period had been as of the beginning of the annual reporting period would be US$5,542 and a net profit of US$423.

b.
Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Thousands of US$

Cash consideration	3,016
Less: Balances acquired
Cash	(97)
Net outflow of cash – investing activities	2,919

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

3.2
Accounts payable from acquisition of subsidiaries

The breakdown of accounts payable from acquisition of subsidiaries is as follows:

December 31, 2024
Fixed installment - cash	29
Current	29

Fixed installment - cash	943
Non-current	943

Total	972

3.3
Changes in balance payable from acquisition of subsidiaries

	2024	2023
Opening balance on January 1	-	299
Addition due to acquisition - installments	4,053	-
Payments of principal/finance charges - installments	(3,016)	-
Earn-out adjustment	-	(299)
Accrued interest and others	29	-
Exchange differences	(94)	-
Closing balance on December 31	972	-

4.
Cash and cash equivalents

The breakdown of cash and cash equivalents is as follows:

	December 31, 2024	December 31, 2023
Cash and cash bank deposits	13,750	24,962
Time deposits, investment funds and others	4,923	3,073
Total	18,673	28,035

5
Short and long-term investments

	December 31, 2024	December 31, 2023
Financial assets measured at fair value	163,205	95,293
Financial assets measured at amortized cost	42,579	88,081
Short and long-term investments	205,784	183,374
Current	196,135	181,374
Non-current	9,649	2,000

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

5.1 Financial investments measured at fair value

The following table shows the changes in the balances:

	2024	2023
Opening balance on January 1	95,293	204,045
Additions	82,312	21,146
Redemption	(24,730)	(136,672)
Accrued dividend	757	46
Fair value gains (losses)	7,605	9,823
Reclassification	3,790	-
Exchange differences	(1,822)	(3,095)
Closing balance on December 31	163,205	95,293

5.2 Financial investments measured at amortized cost

The following table shows the changes in the balances:

	2024	2023
Opening balance on January 1	88,081	10,119
Additions	51,359	114,296
Redemption	(96,185)	(34,528)
Accrued interest	12,720	21,605
Fair value gains (losses)	(1,535)	-
Reclassification	(3,790)	-
Exchange differences	(8,071)	(23,411)
Closing balance on December 31	42,579	88,081

6
Trade receivables

Trade receivables are as follows:

	December 31, 2024	December 31, 2023
Trade receivables	64,855	52,446
Expected credit losses	(952)	(909)
Total trade receivables	63,903	51,537

Current	52,519	44,122
Non-current	11,384	7,415

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The changes in expected credit losses for trade receivables are as follows:

	2024	2023
Opening balance on January 1	(909)	(808)
Addition, net	(1,082)	(1,472)
Addition from acquisition of subsidiaries	(31)	-
Write-off	912	1,352
Exchange differences	158	19
Closing balance on December 31	(952)	(909)

The trade receivables by maturity are distributed as follows:

	December 31, 2024	December 31, 2023
Current	61,565	49,201
Overdue:
From 1 to 30 days	1,751	1,810
From 31 to 60 days	720	244
From 61 to 90 days	162	227
From 91 to 120 days	290	272
From 121 to 300 days	367	692
Total	64,855	52,446

7
Current and deferred tax

7.1 Deferred tax assets

The balance comprises temporary differences attributable to:

	December 31, 2024	December 31, 2023
Loss allowances for financial assets	303	339
Bonus provision	1,195	2,271
Lease	271	396
Share-based compensation (i)	2,282	3,064
Tax loss (ii)	10,382	11,916
Others (iii)	4,614	1,940
Total deferred tax assets	19,047	19,926

(i) Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.

(ii) Tax losses decreased in line with 2024 positive results, and the current balance is expected to be offset in the foreseeable future. Most of the amount is comprised by losses from our Brazil operations, where tax losses do not expire and its offset is capped at 30% of the taxable profit for each fiscal year, as per the applicable tax regulations.

(iii) Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to temporary differences mainly arising from operations carried out in Argentina and Mexico. It refers to provision for payment of suppliers, sales commission, unrealized foreign exchange variation and minor items whose deductibility timing differs from accounting rules as determined by local tax laws.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

7.2 Deferred tax liabilities

The balance comprises temporary differences attributable to:

	December 31, 2024	December 31, 2023
Acquisition of subsidiaries	852	1,136
Temporary differences	1,626	1499
Others	-	33
Total deferred tax liabilities	2,478	2,668

7.3 Income Tax expense

Income tax expense is recognized based on Management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	Three months ended (unaudited)		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Current tax
Current tax on profits for the year	(1,331)	(2,865)	(1,414)	(5,182)
	(1,331)	(2,865)	(1,414)	(5,182)
Deferred income tax
Decrease (increase) in deferred tax	(280)	7	3,746	2,075
	(280)	7	3,746	2,075

Income tax	(1,611)	(2,858)	2,332	(3,107)

8
Leases

8.1 Amounts recognized in the balance sheets

The balance sheets show the following amounts related to leases:

	December 31, 2024	December 31, 2023
Right-of-use assets
Office buildings	2,783	3,277
Total	2,783	3,277

	December 31, 2024	December 31, 2023
Lease liabilities
Current	1,617	1,863
Non-current	1,695	2,233
Total	3,312	4,096

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table shows the changes in the right-of-use asset and lease liabilities:

	2024	2023
Right-of-use assets
Opening balance on January 1	3,277	4,818
New lease agreements	252	85
Remeasurement	1,293	(105)
Depreciation	(1,496)	(1,500)
Write-off	-	(324)
Hyperinflation adjustment	7	8
Exchange differences	(550)	295
Closing balance on December 31	2,783	3,277

	2024	2023
Lease liabilities
Opening balance on January 1	4,096	5,635
New lease agreements	252	85
Remeasurement	1,277	(336)
Interest added	371	574
Principal elements of lease payments	(1,615)	(1,574)
Interest payment	(369)	(573)
Write-off	-	(94)
Exchange differences	(700)	379
Closing balance on December 31	3,312	4,096

8.2 Amounts recognized in the statement of profit or loss

The statement of profit or loss presents the following amounts related to leases:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Depreciation charge of office buildings	348	383	1,496	1,500
Interest expense (included in financial expense)	85	133	371	574
Total	433	516	1,867	2,074

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

9
Property and equipment, net

Details of the Group’s property and equipment balance are presented below:

	December 31, 2024	December 31, 2023
Leasehold improvements	2,039	2,560
Machinery and equipment	34	43
Furniture and fixture	505	606
Computer and peripherals	4,295	3,192
Accumulated depreciation	(3,874)	(3,704)
Property and equipment, net	2,999	2,697

10
Intangible assets, net

Details of the Group’s intangible assets balance are presented below:

	December 31, 2024	December 31, 2023
Software	3,929	4,649
Trademark	186	238
Intellectual property	2,351	2,962
Customer contracts	10,028	9,490
Goodwill	22,168	21,832
Others	444	566
Accumulated amortization	(10,116)	(9,713)
Intangible assets, net	28,990	30,024

11
Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	December 31, 2024	December 31, 2023
Trade payables	15,839	14,829
Social charges	5,762	7,428
Profit-sharing	10,643	13,147
Provision for vacation and benefits	6,378	5,935
Others	480	21
Total	39,102	41,360

Current	36,951	39,728
Non-current	2,151	1,632

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

12
Taxes payable

The breakdown of taxes payable is as follows:

	December 31, 2024	December 31, 2023
Income tax payable	1,411	2,147
Other taxes payable	6,612	6,072
Total	8,023	8,219

Current	7,863	8,219
Non-current	160	-

13
Contingencies

The Group is party to civil and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

The breakdown of existing contingencies classified as probable losses by the Group, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	December 31, 2024	December 31, 2023
Civil	56	48
Labor	14	10
Tax	182	170
Total	252	228

The breakdown of existing contingencies classified as possible losses by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	December 31, 2024	December 31, 2023
Civil	135	114
Labor	156	176
Tax	1,011	1,067
Total	1,302	1,357

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

14
Shareholders’ equity

14.1 Issued capital

The total share capital is as follows:

	December 31, 2024	December 31, 2023
Number of ordinary nominative shares	184,813,974	184,027,008
Par value	0.0001	0.0001
Total issued capital	18	18

15
Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Subscriptions	65,811	64,206	239,793	208,777
Taxes on subscriptions	(6,349)	(5,982)	(22,087)	(18,475)
Subscription revenue	59,462	58,224	217,706	190,302

Services provided	2,224	2,629	9,541	11,762
Taxes on services	(162)	(132)	(538)	(547)
Services revenue	2,062	2,497	9,003	11,215

Total revenue	61,524	60,721	226,709	201,517

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16
Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the loss per share of the Group for the three and twelve-month periods ended December 31, 2024 and 2023:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Income (loss) attributable to the stockholders of the Group	6,264	3,226	11,998	(13,687)
Weighted average number of outstanding common shares (thousands)	185,774	184,142	185,044	186,365
Basic earnings (loss) per share	0.034	0.018	0.065	(0.073)

	Three months ended (unaudited)		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Income (loss) attributable to the stockholders of the Group	6,264	3,226	11,998	(13,687)
Weighted average number of outstanding common and dilutive shares (thousands)	192,259	197,340	192,334	186,365
Diluted earnings (loss) per share	0.033	0.016	0.062	(0.073)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

17
Financial result, net

	Three months ended (unaudited)		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Interest and dividend earned on bank deposits and financial investments	1,563	13,882	14,168	23,757
Foreign exchange gains	2,915	1,229	7,422	6,517
Gains from fair value of financial instruments (i)	4	2,571	160	4,476
Gains from short and long-term investments	1,736	3,087	10,425	11,427
Other financial income	121	32	967	197
Financial income	6,339	20,801	33,142	46,374

Foreign exchange losses	(2,951)	(7,496)	(16,685)	(16,891)
Losses from fair value of financial instruments (i)	(333)	(2,998)	(4,206)	(3,960)
Interest on loans	-	-	-	(4)
Interest on lease liabilities	(85)	(133)	(371)	(574)
Losses from short and long-term investments	(1,549)	(192)	(4,355)	(1,604)
Adjustment of hyperinflation	(480)	(9,148)	(6,908)	(19,369)
Other financial expenses	(180)	(475)	(1,059)	(965)
Financial expense	(5,578)	(20,442)	(33,584)	(43,367)

Financial result, net	761	359	(442)	3,007

(i) Refers to gain and losses on change in the fair value of hedge instruments (Refer to note 19.1)

18
Share-based compensation

18.1 Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan.

Both stock options and Restricted Stock Units instruments (“RSUs”) are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Set out below are summaries of stock options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2023	9,896	4.17	3.86	1.44
Granted	901	6.83	-	3.22
Forfeit	(404)	4.51	-	1.29
Exercised (i)	(1,278)	3.04	-	0.54
At December 31, 2024	9,115	4.55	3.02	1.74
Stock options exercisable as of December 31, 2024	5,706	4.50	2.69	1.32

(i) The number of stock-options withheld for tax purposes was 186 thousand shares (38 thousand shares in 2023).

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●
Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●
Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the twelve-month period ended December 31, 2024:

●
Target Asset Price - US$6.82 per share (December 31, 2023 - US$5.12 per share)
●
Risk-Free Interest Rate – 4.20% (December 31, 2023: 4.39%)
●
Volatility – 55.83% (December 31, 2023: 56.99%)
●
Expected dividend: None

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2023	3,720	6.32
Granted	2,511	6.75
Forfeit	(489)	6.58
Settled (i)	(1,902)	6.05
At December 31, 2024	3,840	6.70

(i) The number of RSUs withheld for tax purposes was 417.3 thousand shares (603.2 thousand shares in 2023).

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

For the year ended December 31, 2024, there was US$16,935 (US$16,660 in 2023) of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.84 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the year ended December 31, 2024, was US$16,303 (US$19,071 in 2023). For the period ended December 31, 2024, the Group recorded in the capital reserve the amount of US$10,766 (US$13,776 in 2023).

The Company must withhold an amount for an employee's tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee's behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee's tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at December 31, 2024 were subsequently vested, the Group would be required to pay taxes of approximately US$9,369 (US$ 13,847 on December 31, 2023) considering the stock price as of December 31, 2024.

18.2 Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock-option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock-option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of stock options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2023	8.42	14.81	4.35	6.17
Granted	-	-	-	-
Forfeit	(8.42)	13.08	-	5.49
Exercised	-	-	-	-
At December 31, 2024	-	-	-	-
Stock options exercisable as of December 31, 2024	-	-	-	-

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●
Risk-Free Interest Rate - Future CDI, according to the contractual term;
●
Volatility - According to comparable peer entities listed on the stock exchange.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2023	240.89	6.49
Granted	47.03	4.11
Forfeit	(0.50)	7.51
Settled (i)	(98.52)	5.17
At December 31, 2024	188.90	5.51

(i) The number of RSUs withheld for tax purposes was 10.9 thousand shares (3.7 thousand shares in 2023).

For the year ended December 31, 2024, there was US$454.10 (2023 – US$733.36) of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.63 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the year ended December 31, 2024, was US$ 668 (US$615 in 2023). For the year ended December 31, 2024, the Group recorded in the capital reserve the amount of US$411 (US$421 in 2023).

The Company must withhold an amount for an employee's tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee's behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee's tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at December 31, 2024 were subsequently vested, the Group would be required to pay taxes of approximately US$148 (US$ 184 on December 31, 2023) considering the stock price as of December 31, 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

18.3 Amounts recognized in the statement of profit or loss

The following table illustrates the classification of share-based compensation in the consolidated statements of profit and loss which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Subscription cost	(55)	(9)	(200)	(205)
Services cost	(68)	(115)	(524)	(464)
General and administrative	(2,069)	(2,335)	(8,371)	(7,254)
Sales and marketing	(916)	(1,046)	(3,992)	(4,382)
Research and development	(1,232)	(1,782)	(3,884)	(7,380)
Total	(4,340)	(5,287)	(16,971)	(19,685)

19
Financial Instruments

19.1
Financial instruments by category
(i)
Financial instruments valued at amortized cost

Financial instruments valued at amortized cost represent financial assets and liabilities whose Group’s business model maintained to receive contractual cash flows. Those mentioned above comprise exclusively payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. When the asset is derecognized, modified, or impaired, gains and losses are recognized in profit or loss.

The Group has the following financial instruments valued at amortized cost:

	December 31, 2024	December 31, 2023
Financial assets:
Cash and cash equivalents	18,673	28,035
Short-term investments	42,579	88,081
Trade receivables	63,903	51,537
Total	125,155	167,653

Financial liabilities:
Trade payables	15,839	14,829
Lease liabilities	3,312	4,096
Accounts payable from acquisition of subsidiaries	972	-
Total	20,123	18,925

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

(ii)
Financial instruments valued at fair value through profit or loss

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	December 31, 2024	December 31, 2023
Financial assets:
Short and long-term investments	163,205	95,293
Derivative financial instruments	-	53
Total	163,205	95,346

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under "financial results, net”.

For the years ended December 31, 2024 and 2023, the Group had positions in future derivative financial instruments designed as a hedge of foreign currency risk in Argentina, which was raised through Matba Rofex. The notional value is US$ 13,000 and the last hedge contract is due February 2025.

The following amounts were recognized in profit or loss in relation to financial instruments:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net gain (loss) on financial instruments	(329)	(427)	(4,046)	516

The following amounts were recognized in profit or loss in relation to short and long-term investments:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net gain on short and long-term investments	187	2,895	7,605	9,823

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

a.
Fair value hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments recognized and measured at fair value in the financial statements. The Group has classified its financial instruments into the three levels prescribed under the accounting standards to indicate the reliability of the inputs used in determining fair value.

	December 31, 2024
	Level 1	Level 2	Level 3
Assets
Short-term investments	153,556	-	-
Long-term investments	-	-	9,649

	December 31, 2023
	Level 1	Level 2	Level 3
Assets
Short-term investments	93,293	-	-
Long-term investments	-	-	2,000
Derivative financial instruments	-	53	-

There were no transfers between levels 1, 2, and 3 for recurring fair value measurements during the year of 2024.

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn-out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The sale and purchase agreement of each acquisition is established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out.

Since October 2023, VTEX holds strategic investments in privately held equity securities of unquoted companies specializing in conversational commerce solutions and AI-driven platforms for data analytics and automation. The Company classified them as Level 3 within the fair value measurement framework. The fair value of these investments is measured by commonly used market valuation techniques, including the market approach, and is supplemented with estimates such as revenue growth and liquidity.

The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk, and volatility. For the year ended December 31, 2024 the key unobservable inputs used in the valuation model include EV/Revenue multiples. Sensitivity analysis indicates that a 10% increase or decrease in the EV/Revenue multiple results in a fair value change of US$850.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table presents changes in level 3 items for the twelve-months period ended on December 31, 2024 and 2023:

	Investment in unquoted companies	Contingent consideration
At January 1, 2023	-	299
Earn-out adjustment	-	(299)
Additions	2,000	-
At December 31, 2023	2,000	-
Additions	6,024	-
Fair value adjustments	1,625	-
At December 31, 2024	9,649	-

b.
Fair values of other financial instruments at amortized cost

The Group also has several financial instruments which are not measured at fair value in the balance sheet. As at December 31, 2024, these instruments’ fair values are not different from their carrying amounts since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at December 31, 2024:

	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Short-term investments	9,275	7,483	20,872	21,443
Total	9,275	7,483	20,872	21,443

19.2
Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management and policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivatives and non-derivative financial instruments, and investment of excess liquidity.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

20
Subsequent events

Acquisition of Newtail

On January 9, 2025, VTEX acquired 100% of the shares of Newtail Serviços de Tecnologia LTDA (“Newtail”), a privately held company specializing in the retail media business, for a total cash consideration of $4,106. The acquisition is expected to expand the Group's retail media solutions. The financial effects of this acquisition, including the initial recognition of the assets, liabilities, and goodwill associated with the acquired company will be accounted for in the financial statements for the year ending December 31, 2025. At the date of approval of these financial statements, management is in the process of assessing the fair value of the identifiable assets and liabilities of Newtail at the acquisition date. In addition to the cash consideration, a separate agreement with the owners of the acquired company provides for an additional payment of US$ 1,644, covering a long-term non-compete agreement.

Subsequent share repurchase and canceling

During January and February of 2025, the Company canceled 1,500,247 Class A common shares, of which 72,584 shares were held in treasury as of December 31, 2024, and 1,427,663 were repurchased after December 31, 2024 under the repurchase share program.

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of December 31, 2024 and 2023 included elsewhere in this document.

Overview

VTEX is a composable and complete commerce platform that delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we aim to empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, that may enable them to invest solely in what provides a clear business advantage and boosts profitability.

Our platform is designed to be the operating system for the commerce ecosystem, enabling enterprise brands and retailers to orchestrate their complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. We help global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences with competitive time-to-market and without complexity so they can stay relevant for the modern, convenience driven consumer.

We are redefining the boundaries between digital and physical commerce, empowering personal shoppers, and fostering seamless interactions across both realms. Our aim is to boost our customers' conversion and efficiency rates in their commerce operations. Through VTEX, enterprises can easily build online

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

stores, integrate and manage orders across multiple channels, create marketplaces to sell third-party vendors' products, and optimize their product delivery process, among many other capabilities.

With over 20 years of experience in digital commerce, VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 87.2% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by 2.4 thousand customers with 3.4 thousand active online stores across 43 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations.

Our Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. Our ecosystem includes more than 7,000 VTEX IO extensions created by third parties, 1,000 SIs and ISVs, 500 marketplaces, 180 payments solutions and 90 logistics companies. Our partners’ solutions are embedded within our platform, allowing our customers to seamlessly execute their commerce vision and strategy. The more customers adopt our platform and partners join our network, the more efficiently we can help facilitate the future of commerce.

In the year 2024, our company achieved several recognitions and acknowledgments. Commencing the year, VTEX was the only vendor named a Customers’ Choice in the Gartner® Voice of the Customer for Digital Commerce report, and was named a Leader in IDC MarketScape: Worldwide B2C Digital Commerce Platforms for Midmarket Growth 2024 Vendor Assessment. In the second quarter, VTEX was also named a Leader in IDC MarketScape: Worldwide Headless Digital Commerce Applications for Midmarket Growth Vendor Assessment. In the third quarter, Paradigm B2B Combine: Enterprise Edition report and Paradigm B2B Combine: Midmarket Edition awarded VTEX medals in all 12 B2B digital commerce categories evaluated in each report.

In November 2024, Gartner® named VTEX a Challenger in the Magic Quadrant™ for Digital Commerce report for our Ability to Execute and Completeness of Vision, having been recognized in the Gartner® Magic Quadrant™ for Digital Commerce report for the eighth consecutive year.

We offer access to our platform on a subscription basis, which accounted for 96.6% of our total revenue for the three-month period ended December 31, 2024, compared to 95.9% of our total revenue in the same period of 2023. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three-month period ended December 31, 2024, our GMV reached US$5.4 billion, representing an increase of 0.2% in USD and 10.9% on an FX neutral basis. In the same period, our revenue reached US$61.5 million, representing an increase of 1.3% in USD and 12.3% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Twelve months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	5,392.9	5,382.7	18,247.5	16,524.2
GMV growth FX neutral (%)	10.9%	29.9%	16.2%	25.3%

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim statements of profit or loss data for each of the last historical nine quarters. The condensed consolidated interim statements of profit or loss data below has been prepared on the same basis as the unaudited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period.

	For the three months ended (unaudited)
(in US$ millions)	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024

Subscription revenue	39.8	44.8	47.5	58.2	50.4	54.0	53.9	59.5
Services revenue	2.5	3.1	3.1	2.5	2.3	2.6	2.1	2.1
Total revenue	42.3	47.9	50.6	60.7	52.6	56.5	56.0	61.5
Subscription cost	(10.4)	(11.2)	(11.4)	(12.5)	(11.5)	(11.8)	(11.6)	(12.6)
Services cost	(4.2)	(4.4)	(3.6)	(3.4)	(3.2)	(3.1)	(2.6)	(2.8)
Total cost	(14.6)	(15.5)	(15.0)	(15.9)	(14.8)	(14.9)	(14.3)	(15.5)
Gross profit	27.7	32.4	35.6	44.9	37.9	41.6	41.7	46.1
Operating expenses
General and administrative	(7.9)	(8.2)	(8.4)	(9.1)	(9.2)	(8.8)	(8.4)	(8.1)
Sales and marketing	(14.8)	(14.4)	(15.1)	(15.1)	(17.2)	(17.3)	(16.4)	(17.0)
Research and development	(14.0)	(16.3)	(15.5)	(14.3)	(12.7)	(14.2)	(13.4)	(13.3)
Other income (losses)	(0.8)	(0.5)	(0.1)	(0.6)	(0.4)	0.3	(0.7)	(0.6)
Income (loss) from operation	(9.7)	(7.1)	(3.5)	5.7	(1.6)	1.7	2.9	7.1
Financial result, net	1.5	0.1	1.1	0.4	(3.4)	2.8	(0.6)	0.8
Equity results	0.3	0.4	0.3	0.0	0.0	(0.0)	(0.0)	0.0
Income (loss) before income tax	(7.9)	(6.6)	(2.1)	6.1	(5.0)	4.5	2.3	7.9
Income tax	(0.0)	0.0	(0.3)	(2.9)	2.5	0.5	1.0	(1.6)
Net income (loss) for the period	(7.9)	(6.6)	(2.4)	3.2	(2.5)	4.9	3.2	6.3
Earnings (loss) per share
Basic and diluted earnings (loss) per share US$	(0.04)	(0.04)	(0.01)	0.02	(0.01)	0.03	0.02	0.03

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table sets forth selected condensed consolidated interim profit (loss) statements data for each of the periods indicated as a percentage of total revenue.

	For the three months ended (unaudited)
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(24.6)%	(23.3)%	(22.5)%	(20.5)%	(21.9)%	(20.9)%	(20.8)%	(20.5)%
Services cost	(9.9)%	(9.1)%	(7.2)%	(5.6)%	(6.1)%	(5.4)%	(4.7)%	(4.6)%
Total cost	(34.4)%	(32.4)%	(29.7)%	(26.1)%	(28.0)%	(26.4)%	(25.5)%	(25.1)%
Gross profit	65.6%	67.6%	70.3%	73.9%	72.0%	73.6%	74.5%	74.9%
Operating expenses
General and administrative	(18.7)%	(17.2)%	(16.5)%	(15.0)%	(17.4)%	(15.5)%	(15.0)%	(13.1)%
Sales and marketing	(35.0)%	(30.2)%	(29.8)%	(24.9)%	(32.7)%	(30.5)%	(29.3)%	(27.6)%
Research and development	(33.0)%	(34.0)%	(30.6)%	(23.6)%	(24.2)%	(25.2)%	(23.9)%	(21.6)%
Other income (losses)	(1.8)%	(1.1)%	(0.2)%	(0.9)%	(0.7)%	0.6%	(1.2)%	(0.9)%
Income (loss) from operation	(23.0)%	(14.9)%	(6.9)%	9.4%	(3.0)%	3.0%	5.1%	11.6%
Financial result, net	3.4%	0.2%	2.1%	0.6%	(6.4)%	4.9%	(1.1)%	1.2%
Equity results	0.8%	0.8%	0.6%	0.0%	0.0%	0.0%	0.0%	0.0%
Income (loss) before income tax	(18.7)%	(13.9)%	(4.2)%	10.0%	(9.4)%	7.9%	4.1%	12.8%
Income tax	0.0%	0.1%	(0.5)%	(4.7)%	4.8%	0.8%	1.7%	(2.6)%
Net income (loss) for the period	(18.8)%	(13.8)%	(4.7)%	5.3%	(4.7)%	8.7%	5.8%	10.2%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the three months ended (unaudited)
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024

Income (loss) from operation	(9.7)	(7.1)	(3.5)	5.7	(1.6)	1.7	2.9	7.1
Share-based compensation expense	5.1	4.7	4.6	5.3	4.1	4.3	4.2	4.3
Amortization and adjustment related to acquisitions	0.5	0.8	0.6	0.6	0.5	0.4	0.4	0.4
Earn out expenses related to acquisitions	-	-	-	-	-	-	0.2	0.5
Non-GAAP Income (loss) from operation	(4.1)	(1.5)	1.7	11.6	3.0	6.4	7.7	12.4

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim income of profit and loss.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 3.4% of our revenue for the three-month period ended December 31, 2024, compared to 4.1% in the same period of 2023. For the twelve-month period ended on December 31, 2024, the consulting services revenue accounted for 4.0% of our revenue, compared to 5.6% in the same period of 2023.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Financial results

Financial results consist of financial income and financial expenses. Financial income consists of interest earned on bank deposits, foreign exchange gains, short-term investment gains and other financial income. Financial expense consists mostly of foreign exchange losses, short-term investment losses, losses from fair value of financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income.

Historical consolidated operations results

Comparison of results of operations for the three and twelve-month periods ended December 31, 2024 and 2023

The following table sets forth our condensed consolidated interim income statements for the three and twelve-month periods ended December 31, 2024 and 2023. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended (unaudited)		Twelve months ended
(in US$ thousands)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Subscription revenue	59,462	58,224	217,706	190,302
Services revenue	2,062	2,497	9,003	11,215
Total revenue	61,524	60,721	226,709	201,517
Subscription cost (1)	(12,625)	(12,472)	(47,648)	(45,420)
Service cost (1)	(2,833)	(3,385)	(11,770)	(15,529)
Total cost	(15,458)	(15,857)	(59,418)	(60,949)
Gross profit	46,066	44,864	167,291	140,568
Operating expenses
General and administrative (1)	(8,090)	(9,132)	(34,431)	(33,673)
Sales and marketing (1)	(17,008)	(15,129)	(67,862)	(59,461)
Research and development (1)	(13,290)	(14,344)	(53,620)	(60,116)
Other losses	(552)	(556)	(1,275)	(1,920)
Income (loss) from operation	7,126	5,703	10,103	(14,602)
Financial result, net	761	359	(442)	3,007
Equity results	0	19	2	1,008
Income (loss) before income tax	7,887	6,081	9,663	(10,587)
Total income tax	(1,611)	(2,858)	2,332	(3,107)
Net income (loss) for the period	6,276	3,223	11,995	(13,694)

(1) Includes stock-based compensation expenses as follows:

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)		Twelve months ended
(in US$ thousands)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Subscription cost	(55)	(9)	(200)	(205)
Service cost	(68)	(115)	(524)	(464)
General and administrative	(2,069)	(2,335)	(8,371)	(7,254)
Sales and marketing	(916)	(1,046)	(3,992)	(4,382)
Research and development	(1,232)	(1,782)	(3,884)	(7,380)
Total	(4,340)	(5,287)	(16,971)	(19,685)

Total revenue

The components of our total revenue during the three and twelve-month periods ended on December 31, 2024 and 2023 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2024	December 31, 2023	Variation	December 31, 2024	December 31, 2023	Variation
Subscription revenue	59,462	58,224	2.1%	217,706	190,302	14.4%
Services revenue	2,062	2,497	(17.4)%	9,003	11,215	(19.7)%
Total revenue	61,524	60,721	1.3%	226,709	201,517	12.5%

Total revenue for the three-month period ended December 31, 2024 was US$61.5 million, an increase of US$0.8 million, or 1.3% in US$ or 12.3% on an FX neutral basis, from US$60.7 million in the same period of 2023. The increase in total revenue was primarily driven by: an increase in GMV of 0.2% in US$ or 10.9% on an FX neutral basis to US$5.4 billion for the three-month period ended December 31, 2024, from US$5.4 billion in the same period of 2023, which also led to higher revenues from transaction-based fees as percentage of total subscriptions revenues; and (2) the expansion of our operations outside of Latin America.

Total revenue for the twelve-month period ended December 31, 2024 was US$226.7 million, an increase of US$25.2 million, or 12.5% in US$ or 18.1% on an FX neutral basis, from US$201.5 million in the same period of 2023. The increase in total revenue was primarily driven by: an increase in GMV of 10.4% in US$ or 16.2% on an FX neutral basis to US$18.2 billion for the twelve-month period ended December 31, 2024, from US$16.5 billion in the same period of 2023, which also led to higher revenues from transaction-based fees as percentage of total subscriptions revenues; and (2) the expansion of our operations outside of Latin America.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Total cost

The components of our total cost during the three and twelve-month periods ended on December 31, 2024 and 2023 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2024	December 31, 2023	Variation	December 31, 2024	December 31, 2023	Variation
Subscription cost	(12,625)	(12,472)	1.2%	(47,648)	(45,420)	4.9%
Services cost	(2,833)	(3,385)	(16.3)%	(11,770)	(15,529)	(24.2)%
Total cost	(15,458)	(15,857)	(2.5%)	(59,418)	(60,949)	(2.5)%

Total cost for the three-month period ended December 31, 2024 decreased by US$0.4 million, or 2.5%, to US$15.5 million from US$15.9 million in the same period of 2023, mainly due to a decrease in total cost of services by US$0.6 million which was partly offset by the increase in the total cost of subscription by US$0.2 million given the increase in transactions and the GMV processed on our platform.

Total cost for the twelve-month period ended December 31, 2024 decreased by US$1.5 million, or 2.5%, to US$59.4 million from US$60.9 million in the same period of 2023, mainly due to a decrease in total cost of services by US$3.8 million primarily due to the discontinuation of hyper-care mode for new customers in the USA and Europe, as our evolved ecosystem now efficiently supports most new implementation independently, which was partly offset by the increase in the total cost of subscription by US$2.2 million given the increase in transactions and the GMV processed on our platform.

Gross profit

As a result of the above, our gross profit increased by US$1.2 million, or 2.7% to US$46.1 million for the three-month period ended December 31, 2024 from US$44.9 million in the same period of 2023. As a percentage of our total revenue, our gross profit increased to 74.9% in the three-month period ended December 31, 2024 from 73.9% in the same period of 2023, mainly due to efficiencies in support cost.

Our gross profit increased by US$26.7 million, or 19.0% to US$167.3 million for the twelve-month period ended December 31, 2024 from US$140.6 million in the same period of 2023. As a percentage of our total revenue, our gross profit increased to 73.8% in the twelve-month period ended December 31, 2024 from 69.8% in the same period of 2023, mainly due to efficiencies in support cost.

Operating expenses

General and administrative

General and administrative expenses during the three and twelve-month periods ended on December 31, 2024 and 2023 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2024	December 31, 2023	Variation	December 31, 2024	December 31, 2023	Variation
General and administrative	(8,090)	(9,132)	(11.4%)	(34,431)	(33,673)	2.3%
Percentage of total revenue	(13.1)%	(15.0)%	-	(15.2)%	(16.7)%	-

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Our general and administrative expenses decreased by US$1.0 million, or 11.4%, to US$8.1 million for the three-month period ended December 31, 2024 from US$9.1 million in the same period of 2023, primarily due to the decrease in expenses related to compensation, including share-based compensation.

For the twelve-month period ended December 31, 2024, our general and administrative expenses remained stable, with a slight variation of US$0.8 , or 2.3%, reaching US$34.4 million compared to US$33.7 million in the same period of 2023.

Sales and marketing

Sales and marketing expenses during the three and twelve-month periods ended December 31, 2024 and 2023 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2024	December 31, 2023	Variation	December 31, 2024	December 31, 2023	Variation
Sales and marketing	(17,008)	(15,129)	12.4%	(67,862)	(59,461)	14.1%
Percentage of total revenue	(27.6)%	(24.9)%	-	(29.9)%	(29.5)%	-

Our sales and marketing expenses increased by US$1.9 million, or 12.4%, to US$17.0 million for the three-month period ended December 31, 2024 from US$15.1 million in the same period of 2023, primarily due to (1) increase in expenses related to marketing and events and (2) an increase in travel-related expenses.

For the twelve-month period ended December 31, 2024, our sales and marketing expenses increased by US$8.4 million, or 14.1%, to US$67.9 million from US$59.5 million for the same period of 2023, primarily due to (1) an increase in expenses related to marketing and events.

Research and development

Research and development expenses during the three and twelve-month periods ended on December 31, 2024 and 2023 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2024	December 31, 2023	Variation	December 31, 2024	December 31, 2023	Variation
Research and development	(13,290)	(14,344)	(7.3)%	(53,620)	(60,116)	(10.8)%
Percentage of total revenue	(21.6)%	(23.6)%	-	(23.7)%	(29.8)%	-

Our research and development expenses decreased by US$1.1 million, or 7.3% to US$13.3 million for the three-month period ended December 31, 2024 from US$14.3 million in the same period of 2023, primarily due to the decrease in expenses related to compensation, including share-based compensation.

For the twelve-month period ended December 31, 2024, our research and development expenses decreased by US$6.5 million, or 10.8%, to US$53.6 million from US$60.1 million in 2023, primarily due to the decrease in expenses related to compensation, including share-based compensation.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Financial results

The components of our financial results during the three and twelve-month periods ended December 31, 2024 and 2023 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2024	December 31, 2023	Variation	December 31, 2024	December 31, 2023	Variation
Financial income	6,339	20,801	(69.5)%	33,142	46,374	(28.5)%
Financial expense	(5,578)	(20,442)	(72.7)%	(33,584)	(43,367)	(22.6)%
Financial result, net	761	359	112.0%	(442)	3,007	n/a

Our financial result amounted to a revenue of US$0.8 million for the three-month period ended December 31, 2024, compared to a revenue of US$0.4 million in the same period of 2023

Our financial result amounted to an expense of US$0.4 million for the twelve-month period ended December 31, 2024, compared to an revenue of US$3.0 million in the same period of 2023

Explanations for the variations in the above referred period are set forth below:

Financial income

Financial income decreased by US$14.5 million, or 69.5%, to US$6.3 million for the three-month period ended December 31, 2024 from US$20.8 million in the same period of 2023, mainly due to a decrease in interest and dividends earned on bank deposits and financial investments to US$1.6 million in December 31, 2024 from US$13.9 million in December 31, 2023.

Financial income decreased by US$13.2 million, or 28.5%, to US$33.1 million for the twelve-month period ended December 31, 2024 from US$46.4 million in the same period of 2023, mainly due to (1) a decrease in interest and dividends earned on bank deposits and financial investments to US$14.2 million in December 31, 2024 from US$23.8 million in December 31, 2023 and; (2) a decrease in fair value gains from financial instruments to US$0.2 million in December 31, 2024 from US$4.5 million in December 31, 2023.

Financial expense

Financial expense decreased by US$14.9 million, or 72.7%, to US$5.6 million for the three-month period ended December 31, 2024 from US$20.4 million in the same period of 2023, mainly due to (1) a decrease in adjustment of hyperinflation to US$0.5 million in December 31, 2024 from US$9.1 million in December 31, 2023 and; (2) an decrease in foreign exchange losses to US$3.0 million in December 31, 2024 from US$7.5 million in December 31, 2023.

Financial expense decreased by US$9.8 million, or 22.6%, to US$33.6 million for the twelve-month period ended December 31, 2024 from US$43.4 million in the same period of 2023, mainly due to (1) a decrease in adjustment of hyperinflation to US$6.9 million in December 31, 2024 from US$19.4 million in December 31, 2023.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following tables show the unrealized gain and loss position recorded in our Balance Sheet as at December 31, 2024 and December 31, 2023:

	As at December 31, 2024
	(unaudited)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short and long-term investments	157,031	7,115	(941)	163,205

	As at December 31, 2023
	(unaudited)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short and long-term investments	90,249	5,052	(8)	95,293

Net income (loss) for the period

As a result of the above, our net income amounted to US$6.3 million for the three-month ended December 31, 2024, compared to a net income of US$3.2 million in the same period of 2023.

As a result of the above, our net income amounted to US$12.0 million for the twelve-month period ended December 31, 2024, compared to a net loss of US$13.7 million in the same period of 2023.

Condensed consolidated statements of cash flows

The following table sets forth certain condensed consolidated cash flow information for the periods indicated:

	For the twelve months ended
(in US$ thousands)	December 31, 2024	December 31, 2023
Net cash provided by operating activities	27,256	4,259
Net cash provided by (used in) investing activities	(20,014)	38,425
Net cash used in financing activities	(14,034)	(38,430)
Net increase (decrease) in cash and cash equivalents	(6,792)	4,254

Net cash provided by operating activities

For the twelve months ended December 31, 2024, our net cash provided by operating activities amounted to US$27.3 million, compared to US$4.3 of cash provided in the same period of 2023, primarily as a result of:

●
a net income of the year to US$12.0 million for the twelve-month period ended December 31, 2024, compared to a net loss of US$13.7 in the same period of 2023.
●
changes in operating liabilities which consisted mainly of US$21.1 million increase in deferred revenue for the year ended December 31, 2024, compared to an increase of US$6.9 million for the year ended December 31, 2023; partially offset by:
●
changes in operating assets which consisted mainly of an increase in trade receivables in the amount of US$22.7 million for the year ended December 31, 2024, compared to an increase of US$13.1 million for the year ended December 31, 2023.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Net cash provided by (used in) investing activities

For the twelve-month period ended December 31, 2024, net cash used in investing activities amounted to US$20.0 million, compared US$38.4 million of net cash provided in investing activities in the same period of 2023, primarily as a result of a decrease in the redemption of short-term investments to US$120.9 million for the twelve-month period ended December 31, 2024, from US$171.2 million in the same period of 2023. This was partially offset by a decrease in purchase of short and long-term investment to US$ 133.7 million for the twelve-month period ended December 31, 2024, from US$135.4 million in the same period of 2023.

Net cash used in financing activities

For the twelve-month period ended December 31, 2024, net cash used in financial activities decreased by US$24.4 million to US$14.0 million, from US$38.4 million in the same period of 2023, primarily as a result of the decrease in the buyback of shares to US$11.2 million for the twelve-month period ended December 31, 2024, from US$35.2 million in the same period of 2023, partially offset by an increase in the net-settlement of share-based payments to US$4.7 million for the twelve-month period ended December 31, 2024, from US$2.5 million in the same period of 2023.

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment and intangible assets, for the twelve-month periods ended December 31, 2024 and 2023, amounted to US$2.1 million and US$0.5 million, respectively, representing 0.9% and 0.2% of our total revenue for the twelve-month periods ended December 31, 2024 and 2023, respectively.

For 2025, we expect to maintain our capital expenditures as a percentage of our total revenue in line with the ratios we delivered in 2024. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

Off-balance sheet arrangements

As of December 31, 2024, we did not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

Our cash, cash equivalents, and short-term investments consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and nongovernment debt securities. Because of the short-term maturities of our cash, cash equivalents, and

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Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

short-term investments, as of December 31, 2024, we are not materially exposed to the risk of changes in market interest rates.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the currency of Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso, Chilean peso and Mexican peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and some of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries determine their functional currency based on the currency that mostly impacts their economic environment. As a result, they generate revenues and incur expenses in currencies other than the Group’s presentation currency. As of the twelve-month period ended December 31, 2024 and in the year ended December 31, 2023, 20.8% and 20.3% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of December 31, 2024 and in the year ended December 31, 2023, our assets were represented by 63.5% and 61.3% in U.S. dollars, 36.5% and 38.7% in other currencies. As of December 31, 2024 and in the year ended December 31, 2023, our liabilities, excluding our total shareholders’ equity, were represented by 12.8% and 11.7% in U.S. dollars, 87.2% and 88.3% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge the risk of currency devaluation and hyper-inflation. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 25, 2025

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By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer